Nasdaq Regulation

⋈ Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

July 24, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 24, 2019 The Nasdaq Stock Market (the "Exchange") received from Blue Hat Interactive Entertainment Technology (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Ordinary Shares, par value $0.001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

